Exhibit 12.01
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For The Year Ending December 31,
	(US$ 000's, except per share data)
	2015	2014	2013	2012	2011
Loss from continuing operations	$(102,285)	$(151,465)	$(276,434)	$(535,708)	$(157,517)
Add back:
Provision / (credit) for income taxes	515	1,358	17,993	14,751	(3,937)
Fixed charges	174,041	145,344	115,895	132,212	138,814
Earnings	$72,271	$(4,763)	$(142,546)	$(388,745)	$(22,640)

Interest expense	$114,730	$104,570	$100,320	$107,554	$111,948
Amortization of debt issuance costs	15,484	18,297	4,101	14,101	6,226
Amortization of debt issuance discount and premium, net	41,230	19,138	7,288	5,999	17,379
Assumed interest component of rent expense [1]	2,597	3,339	4,186	4,558	3,261
Fixed charges	$174,041	$145,344	$115,895	$132,212	$138,814
Ratio of earnings to fixed charges	0.42	(0.03)	(1.23)	(2.94)	(0.16)

Dollar deficiency	$101,770	$150,107	$258,441	$520,957	$161,454

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.